SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 12, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                    Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                            No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT
FOR IMMEDIATE RELEASE
CONTACTS:
MERANT plc
Gerald Perkel						Scott Hildebrandt
Chief Executive Officer					Chief Financial Officer
+1 (503) 617 2735					+1 (503) 617 2401
Gerry.Perkel@merant.com				Scott.Hildebrandt@merant.com

Larry De'Ath						Financial Dynamics
VP, Communications / Investor Relations		Giles Sanderson / Emma
Rutherford
+1 (301) 838 5228					+44 (0) 20 7831 3113
Larry.Death@merant.com				merant@fd.com


MERANT Reports Intention to Purchase Company Shares
HILLSBORO, Ore. and NEWBURY, UK - December 12, 2001 - MERANT plc
(London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT) ("the Company") today announced its intention to buy back up to approximately 20.2 million ordinary shares (equivalent to approximately 4 million American Depositary Shares) amounting to approximately 15% of the Company's current issued share capital. This buy back of shares is intended to be the first step in the Company's previously announced
program to return excess capital to shareholders.   The Company remains
committed to returning additional excess capital to shareholders, and the Board of Directors continues to review, with its advisers, the amount, method and timing of the return of capital program. In its review, the Board is considering:
?	The level of distributable reserves of the Company following the proposed buy back of shares through the market;
?	The requirement as part of the return of capital program to make allowance for actual and contingent liabilities;
?	The Company's financial performance given challenging economic conditions;
?	The anticipated future cash requirements in light of the
Company's renewed focus on the enterprise change management software market; and
?	The wish to return capital to shareholders in an efficient and cost effective way.

Although the Board intends as a minimum to return capital equal to the level of distributable reserves at the time of distribution (which have been estimated at approximately GPB35 million as of 31 October 2001), it will return additional capital if and when an appropriate mechanism can be identified and the Board believes that such action would be in the Company's best interests. The return of additional excess capital may not be fully completed by the end of the current fiscal year (30 April 2002). Mike Gullard, Chairman of the Board of MERANT said "The Board believes that the new management team needs time to develop both a strategic plan and an operating plan to return MERANT to profitability, and establish the cash required to execute those plans before the Board determines the total amount to return to shareholders. We are committed to maximizing shareholder value through the return of excess capital to shareholders and by ensuring that the best strategies for the Company are developed moving forward."

The Company has instructed UBS Warburg to begin the buy back of up to approximately 20.2 million ordinary shares of the Company's current issued share capital, through the open market, beginning on 13 December 2001, using the general authority granted by shareholders at the Annual General Meeting held on 28 November 2001. The buy back of shares is intended to take place from time to time in the open market, and is subject to certain restrictions and market conditions. Among the restrictions is a maximum price which may be paid, for an ordinary share to be purchased on any day, of an amount equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List for the five and ten business days immediately preceding the date of purchase.
About MERANT With over 25 years of experience, MERANT helps customers at over 30,000 sites worldwide, including the majority of the Global 2000, improve their ability to manage change to enterprise digital assets -- applications, code and content. Delivering the broadest coverage of digital assets, unsurpassed scalability and end-to-end change management, MERANT PVCS is the comprehensive enterprise change management platform customers use to make change a competitive advantage. For additional information, visit www.merant.com.

PVCS is a registered trademark, and MERANT is a trademark of MERANT. All other trademarks are the property of their respective owners.

Forward-Looking Statements
The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that include statements regarding expectations for possible future MERANT corporate actions. Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this release, the words 'intend', 'anticipate,' 'believe,' 'estimate,' 'expect', 'realize', 'likely', 'unlikely' and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict due to securities market conditions, and as MERANT transforms its business strategy to focus on its enterprise change management products and services and away from certain of its past primary markets, including the market for Year 2000 products and services, the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management products, the potential need for enterprise change management products to shift based on changes in technology and customer needs, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future as well as efficiently dispose of, and manage the provision or receipt, as the case may be, of certain services related to, businesses or products which are not a part of MERANT's business strategy, including MERANT's ability to manage obligations related to the recent sale of the DataDirect enterprise data connectivity business, and the earlier sale of the Micro Focus application, creation and transformation division, and MERANT's ability to manage the move of its operational headquarters and related functions from Rockville, MD to Hillsboro, OR. Further information on potential factors which could affect our financial results and operations are found in filings or submissions on Form 6-K as periodically submitted to the SEC, and in MERANT's Form 20-F for the year ended April 30, 2001. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this release that may reflect events or circumstances occurring after the date of this release.

 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  December 12, 2001             By: /s/ Leo Millstein
                               --------------------------------------
                                     Leo Millstein
					       Vice President & General counsel